As filed with the Securities and Exchange Commission on February 5, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE TRUST INDENTURE ACT OF 1939

Grupo Iusacell Celular, S.A. de C.V. (“Iusacell Celular”)
and
SOS Telecomunicaciones, S.A. de C.V.
Comunicaciones Celulares de Occidente, S.A. de C.V.
Telecomunicaciones del Golfo, S.A. de C.V.
Sistemas Telefónicos Portátiles Celulares, S.A. de C.V.
Portatel del Sureste, S.A. de C.V.
Grupo Portatel, S.A. de C.V.
Iusacell, S.A. de C.V.
Iusanet, S.A. de C.V.
Inmobiliaria Montes Urales 460, S.A. de C.V.
Sistecel, S.A. de C.V.
Mexican Cellular Investments, Inc.
(the “Guarantors” and, together with Iusacell Celular, the “Applicants”)

Montes Urales No. 460, Piso 1 Colonia Lomas de Chapultepec Delegación Miguel Hidalgo, 11000 México, D.F.
(Address of principal executive offices)

Securities to be Issued Under the Indentures to be Qualified

Title of Class	Amount

Senior Floating Rate First Lien Notes due 2011	Approximately U.S.$189,805,000[1]
10.000% Senior Subordinated Second Lien Notes due 2012	Approximately U.S.$203,234,808.60[2]

Approximate date of proposed public offering: As promptly as practicable after the approval of the applicant’s Plan of Reorganization (as defined herein) and the satisfaction of certain other conditions, which is expected to be on or about March 1, 2007.

Name and address of agent for service:

_________________________

1             The amount of securities that will be issued under the indenture to be qualified may be decreased based on the payment of any Additional First Lien Notes Restructuring Payment, as described herein.

2             The amount of securities that will be issued under the indenture to be qualified may be increased based on the capitalization of the Second Lien Notes Restructuring Payment, as described herein.

Daniel Fisher
 Law Debenture Corporate Services

400 Madison Avenue, 4th Floor

New York, NY 10017

(212) 750-6474

With a copy to:

Richard J. Cooper, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of Iusacell Celular.

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GENERAL

1.	General Information.

(a)	Form of organization.

All Applicants are Mexican limited liability corporations (each a sociedad anónima de capital variable), except for Mexican Cellular Investments, Inc., which is a U.S. corporation.

(b)	State or other sovereign power under the laws of which organized.

The following Applicants are organized under the federal laws of the United Mexican States: Grupo Iusacell Celular, S.A. de C.V.; SOS Telecomunicaciones, S.A. de C.V.; Comunicaciones Celulares de Occidente, S.A. de C.V.; Telecomunicaciones del Golfo, S.A. de C.V.; Sistemas Telefónicos Portátiles Celulares, S.A. de C.V.; Portatel del Sureste, S.A. de C.V.; Grupo Portatel, S.A. de C.V.; Iusacell, S.A. de C.V.; Iusanet, S.A. de C.V.; Inmobiliaria Montes Urales 460, S.A. de C.V.; and Sistecel, S.A. de C.V.

The following Applicant is organized under the laws of the state of Georgia: Mexican Cellular Investments, Inc.

2.	Securities Act exemption applicable.

Iusacell Celular believes that the issuance of its Senior Floating Rate First Lien Notes due 2011 (the “First Lien Notes”) and its 10.000% Senior Subordinated Second Lien Notes due 2012 (the “Second Lien Notes”, together with the First Lien Notes, the “Notes”) and the guarantees of each of the First Lien Notes (the “First Lien Note Guarantees”) and the Second Lien Notes (the “Second Lien Notes Guarantees”, together with the First Lien Notes Guarantees, the “Guarantees”) will be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 3(a)(10) of the Securities Act. The Guarantors will be guarantors under the Notes. Certain of the Guarantors may be removed from the list of guarantors under the indentures related to the Notes at a future date.

From May 25, 2006 to July 26, 2006, Iusacell Celular solicited consents to exchange any and all of its tranche A loans (the “Tranche A Loans”) and its tranche B loans (the “Tranche B Loans”) outstanding under its credit agreement dated as of July 25, 1997, amended and restated as of March 29, 2001, among Iusacell Celular, JPMorgan Chase Bank, as sole bookrunner and lead arranger, BNP Paribas, Citibank N.A., The Toronto-Dominion Bank and BBVA Bancomer, S.A., as arrangers, and JPMorgan Chase Bank (f/k/a The Chase Manhattan Bank), as administrative agent and collateral agent, and its 10.000% Senior Notes due 2004 (the “2004 Notes”, together with the Tranche A Loans and the Tranche B Loans, the “Existing Debt”) for (i) in the case of the Tranche A Loans, the First Lien Notes, and (ii) in the case of the Tranche B Loans and the 2004 Notes, the Second Lien Notes, in each case from holders of the Existing Debt who had represented in writing to Iusacell Celular that they were (1) not persons located in the “United States,” other than as dealers or other professional fiduciaries organized, incorporated or (if individuals) resident in the United States holding a discretionary account of a non-“U.S. Person,” as such terms are defined in Regulation S under the Securities Act, or (2) “Qualified Institutional Buyers,” as such term is defined in Rule 144A under the Securities Act. Holders of approximately 97% of the Existing Debt agreed to tender their Existing Debt in exchange for the applicable Notes to be issued by Iusacell Celular upon final court approval of Iusacell Celular’s

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Plan of Reorganization (as described below). Iusacell Celular believes the offering of the Notes and the Guarantees are exempt from registration under the Securities Act pursuant to Section 4(2) and Regulation S under the Securities Act.

On or about March 1, 2007, Iusacell Celular proposes to issue (i) approximately U.S.$189,805,000 in aggregate principal amount of First Lien Notes, such principal amount being subject to decrease if holders of the Tranche A Loans receive an Additional First Lien Notes Restructuring Payment, as defined below, and (ii) approximately U.S. $203,234,808.60 in aggregate principal amount of Second Lien Notes, such principal amount being subject to increase if Iusacell Celular capitalilizes any portion of the Second Lien Notes Restructuring Payment, as defined below, pursuant to a plan of reorganization (a convenio concursal) (the “Plan of Reorganization”) that will be filed with the Seventh District Civil Court of the First Circuit in Mexico City, Mexico (the “Mexican Court”). The Plan of Reorganization will be filed as part of the reorganization proceeding commenced by Iusacell Celular on July 18, 2006, when it filed a petition with the Mexican Court to commence a concurso mercantil proceeding (the “Concurso Mercantil Proceeding”) under the Mexican Business Reorganization Act (Ley de Concursos Mercantiles).

If the Plan of Reorganization is approved by the Mexican Court, (i) U.S.$189,805,000 in aggregate principal amount of Iusacell Celular’s outstanding Tranche A Loans will be cancelled, and the holders of the Tranche A Loans will receive U.S.$1,000 in principal amount of First Lien Notes for each U.S.$1,000 principal amount of Tranche A Loans previously held and (ii) U.S.$203,234,808.60 in aggregate principal amount of Iusacell Celular’s outstanding Tranche B Loans and 2004 Notes will be cancelled, and the holders of the Tranche B Loans and/or 2004 Notes will receive U.S.$900 in principal amount of Second Lien Notes for each U.S.$1,000 principal amount of Tranche B Loans and/or 2004 Notes previously held. On the date on which the Notes are issued (the “Issue Date”), (i) holders of First Lien Notes will also receive an additional cash payment (the “First Lien Notes Restructuring Payment”) equal to the interest that would have accrued on U.S.$1,000 of such First Lien Notes from March 31, 2006 to the Issue Date, had such U.S.$1,000 of First Lien Notes been issued on March 31, 2006, minus the total amount of all interest accrued and paid to such holders in respect of the Tranche A Loans from March 31, 2006, and (ii) holders of Second Lien Notes will also receive an additional cash payment (the “Second Lien Notes Restructuring Payment”) equal to the interest that would have accrued on U.S.$900 of such Second Lien Notes from March 31, 2006 to the Issue Date, had such U.S.$900 of Second Lien Notes been issued on March 31, 2006, minus the total amount of all interest accrued and paid to such holders in respect of the Tranche B Loans and 2004 Notes from March 31, 2006. Iusacell Celular may elect to capitalize up to 30% of the Second Lien Notes Restructuring Payment, in which case the principal amount of Second Lien Notes issued on the Issue Date will be increased, on a U.S. dollar-for-U.S. dollar basis, by the capitalized amount.

In addition, holders of First Lien Notes will also receive an additional cash payment equal to the total quarterly amortization amount of principal that would have otherwise occurred prior to the Issue Date (the “Additional First Lien Notes Restructuring Payment”). Any Additional First Lien Notes Restructuring Payment paid to holders of First Lien Notes will decrease the principal amount of First Lien Notes issued on the Issue Date on a U.S. dollar-for-U.S. dollar basis.

Iusacell Celular believes that the issuance of the Notes and the Guarantees will be exempt from registration under the Securities Act pursuant to Section 3(a)(10) of the Securities Act because it is issuing the Notes in exchange for its Existing Debt in an exchange in which the terms and conditions of such issuance and exchange are contained in a Plan of Reorganization that will be approved by the Mexican Court (after a hearing upon the fairness of such terms and conditions at which all recognized creditors of the Company shall have the right to appear).

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On July 26, 2006, the Mexican Court admitted Iusacell Celular’s petition to enter into a concurso mercantil proceeding. On August 11, 2006, the judicial entity responsible for supervising the Concurso Mercantil Proceeding (the Instituto Federal de Especialistas de Concursos Mercantiles) (the “Mexican Institute”) appointed an examiner (visitador) to review Iusacell Celular’s books and records and make such other inquiries as it deems necessary to verify that Iusacell Celular is insolvent under the Mexican Business Reorganization Act. After thorough review, the examiner filed its report with the Mexican Court on September 6, 2006. On October 3, 2006, the Mexican Court issued an insolvency declaration (the “Insolvency Declaration”) whereby it directed the Mexican Institute to appoint a conciliator (conciliador) and established that Iusacell Celular was in general default in the payment of its obligations under the terms of the Mexican Business Reorganization Act. The Insolvency Declaration, which also included a provisional list of creditors, was subject to appeal but was not appealed. On October 25, 2006, the Insolvency Declaration was registered with the Public Registry of Property and Commerce (Registro Público de la Propiedad y del Comercio) in Mexico City and on October 30, 2006 and October 31, 2006 an abstract of its contents was published in the Federal Official Gazette (Diario Oficial de la Federación) and in the El Universal, which is a widely circulated newspaper in Mexico City and in Mexico.

Having entered into the conciliation stage, the conciliator (an independent insolvency proceeding official with a fiduciary duty to all creditors, who is charged with facilitating an agreement for a plan of reorganization that considers the interests of all recognized parties under the terms of the Mexican Business Reorganization Act) will arrange for the negotiation of the Plan of Reorganization with Iusacell Celular’s recognized creditors. Recognized creditors comprising 10% or more of all of Iusacell Celular’s recognized obligations will be entitled to seek the appointment of an intervenor (interventor) to review the findings of the conciliator and ensure that creditor interests are being adequately protected. The conciliator will request such reports as it deems necessary to facilitate the entry into a plan of reorganization between the requisite majority of creditors and Iusacell Celular, including reports of experts as to the fairness of the transaction to all recognized creditors. Once the conciliator believes that he or she has the support of a majority of the recognized creditors, the conciliator will make the Plan of Reorganization available to recognized creditors for comment for a period of not less than 10 days. In addition, following notice to all recognized creditors, the conciliator will hold a hearing on the fairness of the transaction, at which all recognized creditors may appear and present arguments in support of or in opposition to the proposed Plan of Reorganization. The conciliator will then determine, based upon the reports and the arguments presented to it at the fairness hearing, whether the plan is fair, both procedurally and substantively, to all recognized creditors. The conciliator will submit an approved Plan of Reorganization to the Mexican Court along with his or her report including his or her findings as to fairness, at which time the conciliator or Iusacell Celular will advise the Mexican Court that Iusacell Celular will rely on the exemption provided by Section 3(a)(10) of the Securities Act and not register the Notes or the Guarantees under the Securities Act based on the Mexican Court’s approval of the Plan of Reorganization.

Following the submission of the Plan of Reorganization to the Mexican Court, the Mexican Court will present the Plan of Reorganization for the consideration of the recognized creditors for a period that is not less than five days. During this five-day period, recognized creditors may file objections to the restructuring contemplated by the Plan of Reorganization. A recognized creditor may object in writing by stating that the Plan of Reorganization does not comply with the Mexican Businesses Reorganization Act or is inconsistent with public policy. A recognized creditor may also object as to the authenticity of his or her consent. The Plan of Reorganization will be valid and effective if it is signed by recognized creditors representing more than 50% of the sum of (1) the recognized amount owed to all of Iusacell Celular’s unsecured recognized creditors, and (2) the recognized amount owed to all of Iusacell Celular’s secured creditors that

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have executed the Plan of Reorganization. Prior to granting its approval, the Mexican Court will review the Plan of Reorganization to ensure that it meets the formal requirements of the Mexican Business Reorganization Act and will take into consideration the report and supporting documentation submitted by the conciliator. The Mexican Court must determine whether the Plan of Reorganization (1) treats all creditors within the same classes equally and (2) contravenes public policy. The Mexican Court will approve or reject the Plan of Reorganization based on the conciliator’s findings including as to fairness. The Mexican Court’s approval of the Plan of Reorganization is subject to appeal. If the Plan of Reorganization is approved, the Notes will be issued pursuant to such plan.

AFFILIATIONS

3.	Affiliates.

(a)           Iusacell Celular is a wholly owned subsidiary of Grupo Iusacell, S.A. de C.V. The principal shareholder of Grupo Iusacell, S.A. de C.V. is MóvilAccess, S.A. de C.V., a Mexican telecommunications company and a subsidiary of Grupo Móvil Access, S.A. de C.V. MóvilAccess, S.A. de C.V., Grupo Móvil Access, S.A. de C.V., Operadora Unefon S.A. de C.V., a fixed and mobile telephony company, Grupo Elektra S.A. de C.V., an electronic appliance retailer, and TV Azteca, S.A. de C.V., a Mexican television network, are all part of a group of companies that are either controlled or subject to significant influence, directly or indirectly, by Mr. Ricardo B. Salinas Pliego.

The following table shows Iusacell Celular’s active direct and indirect subsidiaries, their principal lines of business, their countries of incorporation and the percentages of Iusacell Celular’s ownership interest and voting power as of December 31, 2006. Each of the Applicants is an Affiliate of the other Applicants.

Subsidiary	Line of Business	Country of Incorporation	% direct and indirect economic interest	% direct and indirect voting interest
SOS Telecomunicaciones, S.A. de C.V.	Region 9 cellular	Mexico	100.0	100.0
Comunicaciones Celulares de Occidente, S.A. de C.V.(1)	Region 5 cellular	Mexico	100.0	100.0
Sistemas Telefónicos Portátiles Celulares, S.A. de C.V.	Region 6 cellular	Mexico	100.0	100.0
Telecomunicaciones del Golfo, S.A. de C.V.	Region 7 cellular	Mexico	100.0	100.0
Iusacell, S.A. de C.V.	Sales and marketing	Mexico	100.0	100.0
Sistecel, S.A. de C.V.	Administrative services	Mexico	100.0	100.0
Iusatel, S.A. de C.V.	Long distance and fixed local wireline services	Mexico	100.0	100.0
Iusatel USA, Inc.(2)	Long distance U.S.	United States	100.0	100.0
Iusatelecomunicaciones, S.A. de C.V.	Local wireless	Mexico	100.0	100.0
Punto-a-Punto Iusacell, S.A. de C.V.	Microwave transmission	Mexico	100.0	100.0
Infotelecom, S.A. de C.V.	Paging	Mexico	51.0	51.0
Inmobiliaria Montes Urales 460, S.A. de C.V.	Real estate	Mexico	100.0	100.0
Iusanet, S.A. de C.V.	Services	Mexico	100.0	100.0
Editorial Celular, S.A. de C.V.	Publishing	Mexico	40.0	40.0
Grupo Portatel, S.A. de C.V.	Holding company for Portatel del Sureste, S.A. de C.V.	Mexico	100.0	100.0
Portatel del Sureste, S.A. de C.V.(3)	Region 8 cellular	Mexico	100.0	100.0
Mexican Cellular Investments, Inc.	Holding company for Comunicaciones Celulares de Occidente, S.A. de C.V.	United States	100.0	100.0

_______________

(1) Held through Mexican Cellular Investments, Inc.

(2) Held through Iusatel, S.A. de C.V.

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(3) Held through Grupo Portatel, S.A. de C.V.

(b)           See Item 4 for “Directors and Executive Officers” of Applicants as of the date hereof.

(c)           See Item 5 for “Principal Owners of Voting Securities” of Applicants as of December 31, 2006.

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

(a)           The following table sets forth the names of, and offices held by, all current directors and executive officers (as defined in Sections 305(5) and 406(6) of the Trust Indenture Act of 1939) of Iusacell Celular, SOS Telecomunicaciones, S.A. de C.V., Comunicaciones Celulares de Occidente, S.A. de C.V., Telecomunicaciones del Golfo, S.A. de C.V., Sistemas Telefónicos Portátiles Celulares, S.A. de C.V., Portatel del Sureste, S.A. de C.V., Grupo Portatel, S.A. de C.V., Iusacell, S.A. de C.V., Iusanet, S.A. de C.V., Inmobiliaria Montes Urales 460, S.A. de C.V., and Sistecel, S.A. de C.V. The mailing address of each of the directors and executive officers is c/o Montes Urales No. 460, Piso 1, Colonia Lomas de Chapultepec, Delegación Miguel Hidalgo, 11000, México, D.F., Attention: Fernando José Cabrera García.

Name	Office(s)
Ricardo Benjamín Salinas Pliego	Chairman of the Board of Directors and Executive Director
Pedro Padilla Longoria	Vice Chairman of the Board of Directors and Executive Director
Gustavo Guzmán Sepúlveda	Director and Chief Executive Officer
Luis Jorge Echarte Fernández	Director
Joaquín Arrangoiz Orvañanos	Director
José Luis Riera Kinkel	Chief Financial Officer
Eduardo Kuri Romo	Director, Systems
Alejandra Ibargüengoitia Vázquez Aldana	Director, Marketing
Franklin Moron Castillo	Director, Sales
Patricio Medina Moya	Director, Mobile Products
Fernando José Cabrera García	General Counsel and Secretary non-member of the Board

(b)           The following table sets forth the names of, and offices held by, all current directors and executive officers (as defined in Sections 305(5) and 406(6) of the Trust Indenture Act of 1939) of Mexican Cellular Investments, Inc.

Name	Office(s)
Ricardo Benjamín Salinas Pliego	Chairman of the Board of Directors
Pedro Padilla Longoria	Vice Chairman of the Board of Directors
Gustavo Guzmán Sepúlveda	Director and Chief Executive Officer
José Luis Riera Kinkel	Chief Financial Officer
Fernando José Cabrera García	General Counsel and Secretary of the Board of Directors

5.	Principal owners of voting securities.

Grupo Iusacell, S.A. de C.V. owns 100% of the shares of Iusacell Celular. Iusacell Celular owns, directly or indirectly, 100% of the shares of SOS Telecomunicaciones, S.A. de C.V., Comunicaciones Celulares de Occidente, S.A. de C.V., Telecomunicaciones del Golfo, S.A. de

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C.V., Sistemas Telefónicos Portátiles Celulares, S.A. de C.V., Portatel del Sureste, S.A. de C.V., Grupo Portatel, S.A. de C.V., Iusacell, S.A. de C.V., Iusanet, S.A. de C.V., Inmobiliaria Montes Urales 460, S.A. de C.V., Sistecel, S.A. de C.V., and Mexican Cellular Investments, Inc. The principal shareholder of Iusacell Celular’s parent company is MóvilAccess, S.A. de C.V., a Mexican telecommunications company and a subsidiary of Grupo Móvil Access, S.A. de C.V., each controlled by Mr. Ricardo B. Salinas Pliego. Mr. Salinas Pliego is Iusacell Celular’s Chairman of the Board and Executive Director. No other shareholder owns more than 10% of the shares of Grupo Iusacell, S.A. de C.V. All shares have the same voting rights. On December 31, 2006, the ownership interests in Grupo Iusacell, S.A. de C.V. were as follows:

Name and Complete Mailing Address of Shareholder	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
MóvilAccess, S.A. de C.V. Montes Urales 430 Colonia Lomas de Chapultepec, 11000, México, D.F.	Common Shares	69,716,552	74.6%

UNDERWRITERS

6.	Underwriters.

(a)           No person has acted as underwriter of any securities of Iusacell Celular within the past three years.

(b)         No person is acting, or proposed to be acting, as principal underwriter of the Notes.

CAPITAL SECURITIES

7.	Capitalization.

(a)          The following table sets forth information with respect to each authorized class of securities of Iusacell Celular as of December 31, 2006:

Title of Class	Amount Authorized	Amount Outstanding
Tranche A Loans	U.S.$189,805,000	U.S.$189,805,000
Tranche B Loans	U.S.$75,817,000	U.S.$75,817,000
2004 Notes	U.S.$150,000,000	U.S.$150,000,000
Common Shares	75,098	75,098

(b)         The following table sets forth information with respect to each authorized class of securities of SOS Telecomunicaciones, S.A. de C.V., Comunicaciones Celulares de Occidente, S.A. de C.V., Telecomunicaciones del Golfo, S.A. de C.V., Sistemas Telefónicos Portátiles Celulares, S.A. de C.V., Portatel del Sureste, S.A. de C.V., Grupo Portatel, S.A. de C.V., Iusacell, S.A. de C.V., Iusanet, S.A. de C.V., Inmobiliaria Montes Urales 460, S.A. de C.V., and Sistecel, S.A. de C.V. as of December 31, 2006:

SOS TELECOMUNICACIONES, S.A. DE C.V.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	12,800	12,800

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COMUNICACIONES CELULARES DE OCCIDENTE, S.A. DE C.V.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	149,968,340	149,968,340

TELECOMUNICACIONES DEL GOLFO, S.A. DE C.V.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	234,212,225	234,212,225

SISTEMAS TELEFONICOS PORTATILES CELULARES, S.A. DE C.V.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	240,279,431	240,279,431

PORTATEL DEL SURESTE, S.A. DE C.V.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	266,488,084	266,488,084

GRUPO PORTATEL, S.A. DE C.V.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	268,312,274	268,312,274

IUSACELL, S.A. DE C.V.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	1,242,096,032	1,242,096,032

IUSANET, S.A. DE C.V.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	73,761,918	73,761,918

INMOBILIARIA MONTES URALES 460, S.A. DE C.V.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	56,280	56,280

SISTECEL, S.A. DE C.V.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	385,906,122	385,906,122

(c)           The following table sets forth information with respect to each authorized class of securities of Mexican Cellular Investments, Inc. as of December 31, 2006:

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	1	1

(d)         The following is a brief outline of the voting rights of each class of Iusacell Celular’s voting securities:

Iusacell Celular’s capital stock is represented by common, ordinary, registered shares with no par value and no series classification. These shares have full voting rights and can be subscribed by Mexican and/or foreign individuals or entities once all legal requirements for foreign investment as to the ownership percentages of the capital stock are met. Each share of common stock entitles the holder thereof to one vote on all matters submitted to a vote of the shareholders.

(e)          The following is a brief outline of the voting rights of the voting securities of SOS Telecomunicaciones, S.A. de C.V., Comunicaciones Celulares de Occidente, S.A. de C.V., Telecomunicaciones del Golfo, S.A. de C.V., Sistemas Telefónicos Portátiles Celulares, S.A. de

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C.V., Portatel del Sureste, S.A. de C.V., Grupo Portatel, S.A. de C.V., Iusacell, S.A. de C.V., Iusanet, S.A. de C.V., Inmobiliaria Montes Urales 460, S.A. de C.V., and Sistecel, S.A. de C.V. (each, for the purposes of this Section 7(e), a “Mexican Guarantor”):

Each Mexican Guarantor is a direct or indirect wholly-owned subsidiary of Iusacell Celular. The capital stock of each Mexican Guarantor is represented by common, ordinary, registered shares with no par value and no series classification. These shares have full voting rights and can be subscribed by Mexican and/or foreign individuals or entities once all legal requirements for foreign investment as to the ownership percentages of the capital stock are met. Each common share entitles the holder thereof to one vote at any shareholders meeting of the Mexican Guarantor that issued that common share.

(f)           The following is a brief outline of the voting rights of each class of the voting securities of Mexican Cellular Investments, Inc.:

Mexican Cellular Investments Inc is wholly-owned subsidiary of Iusacell Celular. Its capital stock is represented by common, ordinary, registered shares with no par value divided into Series “A” (comprised of shares representing 51% of the capital stock of Mexican Cellular Investments, Inc. which, subject to certain exceptions provided by law, may only be acquired by Mexican investors) and Series “B” (comprised of shares representing 49% of the capital stock of Mexican Cellular Investments, Inc. which may be acquired by Mexican and foreign investors). Each common share entitles the holder thereof to one vote at any shareholders meeting of Mexican Cellular Investments, Inc.

INDENTURE SECURITIES

8.	Analysis of indenture provisions.
I.	First Lien Notes Indenture.

The following is a general description of certain provisions of the indenture related to the First Lien Notes (the “First Lien Notes Indenture”), a form of which is filed as Exhibit T3C-1 hereto. The description is qualified in its entirety by reference to the First Lien Notes Indenture. Unless otherwise noted, capitalized terms used in this Section I of Item 8 and not defined in this Section I of Item 8 have the meanings given to such terms in the First Lien Notes Indenture, and “Iusacell Celular” means Grupo Iusacell Celular, S.A. de C.V.

(A)	Events of Default

The following events are “Events of Default” under the First Lien Notes Indenture:

(a)

the default in the payment when due of the principal or premium, if any, on the Notes, including the failure to make a required payment to purchase Notes tendered pursuant to an optional redemption, mandatory redemption in accordance with Section 5.9 of the First Lien Notes Indenture, Change of Control Offer or an Asset Sale Offer;

(b)	the default for 30 calendar days or more in the payment when due of interest or Additional Amounts on the Notes;

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(c)	the failure to make a Change of Control Offer when required under the Change of Control covenant;
(d)

the failure to perform or comply with covenants limiting (i) the Incurrence of Additional Indebtedness, (ii) Restricted Payments, (iii) Asset Sales and Events of Loss, (iv) Liens, (v) Transactions with Affiliates, (vi) Maintenance and Perfection of First Priority Security Interest, or (vii) Mergers, Consolidations, Sales and Conveyances for 30 days or more after the date on which written notice thereof requiring Iusacell Celular to remedy the same shall have been given to Iusacell Celular by the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Notes;

(e)

the failure by Iusacell Celular or any Restricted Subsidiary to deposit in a cash collateral account any Net Cash Proceeds in respect of an Asset Sale or Event of Loss required to be deposited for a period of more than 10 days after the date on which written notice thereof requiring Iusacell Celular or such Restricted Subsidiary to remedy the same shall have been given to Iusacell Celular by the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Notes;

(f)

the failure by Iusacell Celular or any Restricted Subsidiary to duly observe or perform any of the covenants or agreements of Iusacell Celular or such Restricted Subsidiary under the First Lien Notes Indenture (other than those referred to in clauses (a), (b), (c), (d) and (e) above) for a period of more than 45 days after the date on which written notice thereof requiring Iusacell Celular or such Restricted Subsidiary to remedy the same shall have been given to Iusacell Celular by the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Notes;

(g)

(A) the failure by Iusacell Celular or any Restricted Subsidiary to make when due a payment of principal, interest or premium, irrespective of amount, if any, on any Indebtedness, the principal amount outstanding of which is in excess of U.S.$15,000,000 (or its equivalent in other currencies), or (B) the default by Iusacell Celular or any Restricted Subsidiary under any Indebtedness, the principal amount outstanding of which is in excess of U.S.$15,000,000 (or its equivalent in other currencies), which default results in the acceleration of such Indebtedness prior to its stated maturity;

(h)	a Judgment shall have been entered against Iusacell Celular or any Restricted Subsidiary;

(i)

(A) the Lien created or intended to be created on the Issue Date by any of the Collateral Documents fails to be registered with the appropriate registry in Mexico, which shall include the public registries of commerce of the domicile of each of the Company and the Restricted Subsidiaries that grant Collateral, by the 21st month anniversary of the Issue Date, if Iusacell Celular shall have provided the Trustee no later than the 12th month anniversary of the Issue Date with an Officers’ Certificate stating that Iusacell Celular has used its best reasonable commercial efforts and has acted diligently to obtain the registration of the mortgage at the public registry of commerce in Mexico City (or, if such Officers’ Certificate has not been so provided, the Lien created fails to be registered with the appropriate registry in Mexico by the 12th month anniversary of the Issue

11

Date), or (B) the Lien created by any of the Collateral Documents at any time fails to constitute a valid Lien on the Collateral, except, in each of the cases of (A) and (B) above, for any failure that (1) is cured by Iusacell Celular within 30 days after the date on which written notice thereof requiring Iusacell Celular to remedy the same shall have been given to Iusacell Celular by the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Notes, (2) is as a result of the Collateral and Intercreditor Agent’s failure to maintain possession of any instruments delivered to it under the Collateral Documents, or (3) relates to an immaterial portion of the Collateral;

(j)

except as permitted by the First Lien Notes Indenture and the Collateral Documents, any Note Guarantee or Collateral Document is held to be unenforceable or invalid in a judicial proceeding or ceases for any reason to be in full force and effect, or any Restricted Subsidiary denies or disaffirms its obligations under its Note Guarantee, or Iusacell Celular or any Restricted Subsidiary denies or disaffirms its obligations under any of the Collateral Documents;

(k)	there shall have been a condemnation or expropriation of the assets of Iusacell Celular or a Restricted Subsidiary that could reasonably be expected to have a Material Adverse Effect; and
(l)	certain events of bankruptcy or insolvency with respect to Iusacell Celular or a Restricted Subsidiary.

If an Event of Default occurs and is continuing, the Trustee may and, at the direction or request of the Holders of not less than 25% of the then outstanding principal amount of the Notes shall, declare all the Notes to be due and payable. Certain events of bankruptcy or insolvency are Events of Default which shall result in the Notes being due and payable immediately upon the occurrence of such Events of Default.

Holders may not enforce the First Lien Notes Indenture or the Notes except as provided in the First Lien Notes Indenture. The Trustee may refuse to enforce the First Lien Notes Indenture or the Notes unless it receives reasonable indemnity or security. Subject to certain limitations, Holders of a majority in principal amount of the Outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders notice of any continuing Default or Event of Default (except a Default or Event of Default in payment of principal or interest) if it determines that withholding notice is in their interest. The exercise of remedies is also subject to the limitations contained in the Collateral Documents.

No Holder shall have any right to institute any proceeding with respect to the First Lien Notes Indenture for any remedy thereunder, unless:

•	such Holder gives the Trustee written notice of a continuing Event of Default;
•

Holders of not less than 25% of the principal amount of the then Outstanding Notes make a written request to the Trustee to institute such action or proceedings in its own name as Trustee and offer to the Trustee a customary indemnity against the costs, expenses and liabilities to be incurred therein or thereby;

•	the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such action or proceeding and no direction inconsistent

12

with such written request have been given to the Trustee pursuant to the First Lien Notes Indenture; and
•

Holders of a majority in principal amount of the Outstanding Notes have not given the Trustee a written direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

(B)	Notice of Defaults

If a Default or Event of Default occurs and is continuing and if a Trust Officer has actual knowledge thereof, the Trustee shall mail to each Holder notice of the Default or Event of Default within 90 days after the occurrence thereof. Except in the case of a Default or Event of Default in payment of principal of or interest on any Note (including payments pursuant to the optional redemption or required repurchase provisions of such Note, if any), the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is in the interests of the Holders.

(C)	Authentication and Delivery; Use of Proceeds

At any time and from time to time after the execution and delivery of the First Lien Notes Indenture, Iusacell Celular may deliver the Notes executed by Iusacell Celular to the Trustee for authentication, together with the applicable documents referred to in the First Lien Notes Indenture to be dated on or about the date on which the Mexican Court approves the Plan of Reorganization and certain other conditions are satisfied, and the Trustee shall thereafter authenticate and deliver such Notes to or upon the order of Iusacell Celular (specified in the Company Order referred to in the First Lien Notes Indenture) or pursuant to such procedures acceptable to the Trustee as may be specified from time to time by a Company Order.

There will be no proceeds (and therefore no application of such proceeds) from the issuance of the Notes, because the Notes will be issued in exchange for the Tranche A Loans pursuant to the Plan of Reorganization.

(D)	Release of Property subject to Lien

Collateral may be released from the Liens and security interest created by the Collateral Documents at any time or from time to time in accordance with the provisions of the First Lien Notes Indenture and the Collateral Documents. Upon the written request of Iusacell Celular pursuant to an Officers’ Certificate and an Opinion of Counsel delivered to the Trustee certifying that all conditions precedent under the First Lien Notes Indenture have been met (including that all obligations of the Company and the Restricted Subsidiaries have been fully performed (to the extent required to be performed prior thereto and in respect thereof)) and the compliance with the applicable provisions of the Collateral Documents and the First Lien Notes Indenture and without the consent of any Holder, Iusacell Celular and the Trustee will be entitled to releases of assets included in the Collateral from the Liens securing the Notes pursuant to the Collateral Documents under any one or more of the following circumstances:

(i)           in connection with any direct or indirect sale, disposition, conveyance, transfer, lease, assignment or other disposition, including a Sale-Leaseback Transaction, by the Company or any Restricted Subsidiary that is permitted or not prohibited by Section 3.7 of the First Lien Notes Indenture (including those items not deemed to be Asset Sales pursuant to the second sentence of the definition thereof);

13

(ii)	in respect of assets subject to a Permitted Lien;

(iii)         if the assets to be released have been taken by eminent domain, termination, expropriation, rescate, revocation, condemnation or in similar circumstances;

(iv)         if any Restricted Subsidiary is released from its Note Guarantee in accordance with the terms of the First Lien Notes Indenture, such Restricted Subsidiary’s assets will also be released; or

(v)           pursuant to an amendment, waiver or supplement in accordance with the terms of the First Lien Notes Indenture.

In addition, so long as such transaction would not violate the First Lien Notes Indenture, the Company may, to the extent permitted by applicable law, without any action or consent sent by the Trustee, (i) conduct ordinary course activities with respect to inventory and accounts receivable, including disposing of inventory and accounts receivable and utilizing the proceeds therefrom and collecting accounts receivable and utilizing the proceeds therefrom; (ii) dispose of, in any transaction or series of related transactions, any property subject to the Lien of the Collateral Documents which has become worn out, defective or obsolete or not used or useful in the operations of the Company or its Subsidiaries, (iii) make ordinary course payments from cash that is at any time Collateral as permitted hereunder and under the Collateral Documents and (iv) conduct Qualified Securitization Transactions. The Company shall deliver to the Trustee, within 30 calendar days following June 30 and December 31, an Officers’ Certificate to the effect that all releases and withdrawals during the preceding six-month period in which no release or consent of the Trustee was obtained were in the ordinary course of the Company’s business and were not prohibited hereby and that all proceeds therefrom were used by the Company or such Restricted Subsidiary as permitted herein.

Finally, the Trustee shall, at the written request of Iusacell Celular, deliver a certificate to the Collateral and Intercreditor Agent stating that the Obligations of Iusacell Celular under the First Lien Notes Indenture have been satisfied in full, and instruct the Collateral and Intercreditor Agent to release the Lien securing the Obligations pursuant to the First Lien Notes Indenture and the Collateral Documents upon a satisfaction and discharge of the First Lien Notes Indenture or a defeasance or covenant defeasance pursuant to the First Lien Notes Indenture. In connection with such instruction, the Trustee shall request the Collateral and Intercreditor Agent to execute, deliver or acknowledge any necessary or proper instruments of termination, satisfaction or release to evidence the release of all such Liens.

(E)	Satisfaction and Discharge; Covenant Defeasance

Under the terms of the First Lien Notes Indenture, Iusacell Celular may at its option by a resolution of the Board of Directors, at any time, upon the satisfaction of certain conditions described in the First Lien Notes Indenture, elect to be discharged from its obligations with respect to outstanding Notes (“defeasance”). In general, upon a defeasance, Iusacell Celular shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes and to have satisfied all of its obligations under such Notes except for (1) the rights of Holders of such Notes to receive, solely from the trust fund established for such purposes, payments in respect of the principal of and interest on such Notes when such payments are due, (2) certain provisions relating to ownership, registration, cancellation and transfer of the Notes, (3) certain provisions relating to the mutilation, destruction, loss or theft of the Notes, (4) the covenant relating to the maintenance of an office or agency in the City of New York and (5) certain provisions relating to the rights, powers, trusts, duties and immunities of the Trustee.

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In addition, Iusacell Celular may at its option by Board Resolution, at any time, upon the satisfaction of certain conditions described in the First Lien Notes Indenture, elect to be released from certain covenants described in the First Lien Notes Indenture (“covenant defeasance”). Following such covenant defeasance, the occurrence of a breach or violation of any such covenant will not be deemed to be a Default or an Event of Default under the First Lien Notes Indenture.

The First Lien Notes Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the First Lien Notes Indenture) as to all Notes when:

(a)	either:

(i) all the Notes that have been executed, authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has been deposited in trust or segregated and held in trust by Iusacell Celular and thereafter repaid to Iusacell Celular or discharged from such trust) have been delivered to the Trustee for cancellation; or

(ii) all Notes not previously cancelled have become due and payable, and Iusacell Celular has deposited with the Trustee Dollars or U.S. Government Obligations sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of and interest on the Notes to the date of deposit, together with irrevocable instructions from Iusacell Celular directing the Trustee to apply such funds to the payment;

(b)	Iusacell Celular or any Restricted Subsidiary has paid all other sums payable under the First Lien Notes Indenture and the Notes by Iusacell Celular; and
(c)

Iusacell Celular has delivered to the Trustee an Officers’ Certificate stating that all conditions precedent under the First Lien Notes Indenture relating to the satisfaction and discharge of this First Lien Notes Indenture have been complied with.

(F)	Evidence of Compliance with Covenants
(a)

Iusacell Celular shall deliver to the Trustee as soon as available, but in any event within 180 days after the end of each fiscal year of Iusacell Celular, an Officers’ Certificate stating whether, to the best of such Officers’ knowledge, anything came to his or her attention to cause him or her to believe that there existed on the date of such statements a Default or Event of Default, and if so, specifying the nature and period of existence thereof.

(b)

Within five days after the date on which any Senior Executive Officer of the Company becomes aware of a Default or Event of Default, the Company shall deliver to the Trustee written notice specifying such Default or Event of Default and what action the Company is taking or proposes to take.

(c)

Upon any request or application by the Company to the Trustee to take any action under the First Lien Notes Indenture, the Company may be required to furnish to the Trustee an Officers’ Certificate and an Opinion of Counsel.

15

(d)	The Company is required to deliver all certificates and opinions under Section 314 of the TIA relating to collateral and releases thereof.
II.	Second Lien Notes Indenture.

The following is a general description of certain provisions of the indenture related to the Second Lien Notes (the “Second Lien Notes Indenture”), a form of which is filed as Exhibit T3C-2 hereto. The description is qualified in its entirety by reference to the Second Lien Notes Indenture. Unless otherwise noted, capitalized terms used in this Section II of Item 8 and not defined in this Section II of Item 8 have the meanings given to such terms in the Second Lien Notes Indenture, and “Iusacell Celular” means Grupo Iusacell Celular, S.A. de C.V.

(A)	Events of Default

The following events are “Events of Default” under the Second Lien Notes Indenture:

(a)

the default in the payment when due of the principal or premium, if any, on the Notes, including the failure to make a required payment to purchase Notes tendered pursuant to an optional redemption, mandatory redemption in accordance with Section 5.8 of the Second Lien Notes Indenture, Change of Control Offer or an Asset Sale Offer;

(b)	the default for 30 calendar days or more in the payment when due of interest or Additional Amounts on the Notes;
(c)	the failure to make a Change of Control Offer when required under the Change of Control covenant;
(d)

the failure to perform or comply with covenants limiting (i) the Incurrence of Additional Indebtedness, (ii) Restricted Payments, (iii) Asset Sales and Events of Loss, (iv) Liens, (v) Transactions with Affiliates, (vi) Maintenance and Perfection of Second Priority Security Interest, or (vii) Mergers, Consolidations, Sales and Conveyances for 30 days or more after the date on which written notice thereof requiring Iusacell Celular to remedy the same shall have been given to Iusacell Celular by the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Notes;

(e)

the failure by Iusacell Celular or any Restricted Subsidiary to deposit in a cash collateral account any Net Cash Proceeds in respect of an Asset Sale or Event of Loss required to be deposited for a period of more than 10 days after the date on which written notice thereof requiring Iusacell Celular or such Restricted Subsidiary to remedy the same shall have been given to Iusacell Celular by the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Notes;

(f)

the failure by Iusacell Celular or any Restricted Subsidiary to duly observe or perform any of the covenants or agreements of Iusacell Celular or such Restricted Subsidiary under the Second Lien Notes Indenture (other than those referred to in clauses (a), (b), (c), (d) and (e) above) for a period of more than 45 days after the date on which written notice thereof requiring Iusacell Celular or such Restricted Subsidiary to remedy the same shall have been given to Iusacell Celular by the

16

Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Notes;

(g)

the default by Iusacell Celular or any Restricted Subsidiary under any Indebtedness, the principal amount outstanding of which is in excess of U.S.$15,000,000 (or its equivalent in other currencies), which default results in the acceleration of such Indebtedness prior to its stated maturity;

(h)	a Judgment shall have been entered against Iusacell Celular or any Restricted Subsidiary;
(i)

(A) the Lien created or intended to be created on the Issue Date by any of the Collateral Documents fails to be registered with the appropriate registry in Mexico, which shall include the public registries of commerce of the domicile of each of the Company and the Restricted Subsidiaries that grant Collateral, by the 21st month anniversary of the Issue Date, if Iusacell Celular shall have provided the Trustee no later than the 12th month anniversary of the Issue Date with an Officers’ Certificate stating that Iusacell Celular has used its best reasonable commercial efforts and has acted diligently to obtain the registration of the mortgage at the public registry of commerce in Mexico City (or, if such Officers’ Certificate has not been so provided, the Lien created fails to be registered with the appropriate registry in Mexico by the 12th month anniversary of the Issue Date), or (B) the Lien created by any of the Collateral Documents at any time fails to constitute a valid Lien on the Collateral, except, in each of the cases of (A) and (B) above, for any failure that (1) is cured by Iusacell Celular within 30 days after the date on which written notice thereof requiring Iusacell Celular to remedy the same shall have been given to Iusacell Celular by the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Notes, (2) is as a result of the Collateral and Intercreditor Agent’s failure to maintain possession of any instruments delivered to it under the Collateral Documents, or (3) relates to an immaterial portion of the Collateral;

(j)

except as permitted by the Second Lien Notes Indenture and the Collateral Documents, any Note Guarantee or Collateral Document is held to be unenforceable or invalid in a judicial proceeding or ceases for any reason to be in full force and effect, or any Restricted Subsidiary denies or disaffirms its obligations under its Note Guarantee, or Iusacell Celular or any Restricted Subsidiary denies or disaffirms its obligations under any of the Collateral Documents;

(k)	there shall have been a condemnation or expropriation of the assets of Iusacell Celular or a Restricted Subsidiary that could reasonably be expected to have a Material Adverse Effect; and
(l)	certain events of bankruptcy or insolvency with respect to Iusacell Celular or a Restricted Subsidiary.

If an Event of Default occurs and is continuing, the Trustee may and, at the direction or request of the Holders of not less than 25% of the then outstanding principal amount of the Notes shall, declare all the Notes to be due and payable. Certain events of bankruptcy or insolvency are Events of Default which shall result in the Notes being due and payable immediately upon the occurrence of such Events of Default.

17

Holders may not enforce the Second Lien Notes Indenture or the Notes except as provided in the Second Lien Notes Indenture. The Trustee may refuse to enforce the Second Lien Notes Indenture or the Notes unless it receives reasonable indemnity or security. Subject to certain limitations, Holders of a majority in principal amount of the Outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders notice of any continuing Default or Event of Default (except a Default or Event of Default in payment of principal or interest) if it determines that withholding notice is in their interest. The exercise of remedies is also subject to the limitations contained in the Collateral Documents.

No Holder shall have any right to institute any proceeding with respect to the Second Lien Notes Indenture for any remedy thereunder, unless:

•	such Holder gives the Trustee written notice of a continuing Event of Default;
•

Holders of not less than 25% of the principal amount of the then Outstanding Notes make a written request to the Trustee to institute such action or proceedings in its own name as Trustee and offer to the Trustee a customary indemnity against the costs, expenses and liabilities to be incurred therein or thereby;

•

the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such action or proceeding and no direction inconsistent with such written request have been given to the Trustee pursuant to the Second Lien Notes Indenture; and

•

Holders of a majority in principal amount of the Outstanding Notes have not given the Trustee a written direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

(B)	Notice of Defaults

If a Default or Event of Default occurs and is continuing and if a Trust Officer has actual knowledge thereof, the Trustee shall mail to each Holder notice of the Default or Event of Default within 90 days after the occurrence thereof. Except in the case of a Default or Event of Default in payment of principal of or interest on any Note (including payments pursuant to the optional redemption or required repurchase provisions of such Note, if any), the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is in the interests of the Holders.

(C)	Authentication and Delivery; Use of Proceeds

At any time and from time to time after the execution and delivery of the Second Lien Notes Indenture, Iusacell Celular may deliver the Notes executed by Iusacell Celular to the Trustee for authentication, together with the applicable documents referred to in the Second Lien Notes Indenture to be dated on or about the date on which the Mexican Court approves the Plan of Reorganization and certain other conditions are satisfied, and the Trustee shall thereafter authenticate and deliver such Notes to or upon the order of Iusacell Celular (specified in the Company Order referred to in the Second Lien Notes Indenture) or pursuant to such procedures acceptable to the Trustee as may be specified from time to time by a Company Order.

There will be no proceeds (and therefore no application of such proceeds) from the issuance of the Notes, because the Notes will be issued in exchange for the Tranche B Loans and 2004 Notes pursuant to the Plan of Reorganization.

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(D)	Release of Property subject to Lien

Collateral may be released from the Liens and security interest created by the Collateral Documents at any time or from time to time in accordance with the provisions of the Second Lien Notes Indenture and the Collateral Documents. Upon the written request of Iusacell Celular pursuant to an Officers’ Certificate and an Opinion of Counsel delivered to the Trustee certifying that all conditions precedent under the Second Lien Notes Indenture have been met (including that all obligations of the Company and the Restricted Subsidiaries have been fully performed (to the extent required to be performed prior thereto and in respect thereof)) and the compliance with the applicable provisions of the Collateral Documents and the Second Lien Notes Indenture and without the consent of any Holder, Iusacell Celular and the Trustee will be entitled to releases of assets included in the Collateral from the Liens securing the Notes pursuant to the Collateral Documents under any one or more of the following circumstances:

(i)           in connection with any direct or indirect sale, disposition, conveyance, transfer, lease, assignment or other disposition, including a Sale-Leaseback Transaction, by the Company or any Restricted Subsidiary that is permitted or not prohibited by Section 3.7 of the Second Lien Notes Indenture (including those items not deemed to be Asset Sales pursuant to the second sentence of the definition thereof);

(ii)	in respect of assets subject to a Permitted Lien;

(iii)         if the assets to be released have been taken by eminent domain, termination, expropriation, rescate, revocation, condemnation or in similar circumstances;

(iv)         if any Restricted Subsidiary is released from its Note Guarantee in accordance with the terms of the Second Lien Notes Indenture, such Restricted Subsidiary’s assets will also be released; or

(v)           pursuant to an amendment, waiver or supplement in accordance with the terms of the Second Lien Notes Indenture.

In addition, so long as such transaction would not violate the Second Lien Notes Indenture, the Company may, to the extent permitted by applicable law, without any action or consent sent by the Trustee, (i) conduct ordinary course activities with respect to inventory and accounts receivable, including disposing of inventory and accounts receivable and utilizing the proceeds therefrom and collecting accounts receivable and utilizing the proceeds therefrom; (ii) dispose of, in any transaction or series of related transactions, any property subject to the Lien of the Collateral Documents which has become worn out, defective or obsolete or not used or useful in the operations of the Company or its Subsidiaries, (iii) make ordinary course payments from cash that is at any time Collateral as permitted hereunder and under the Collateral Documents and (iv) conduct Qualified Securitization Transactions. The Company shall deliver to the Trustee, within 30 calendar days following June 30 and December 31, an Officers’ Certificate to the effect that all releases and withdrawals during the preceding six-month period in which no release or consent of the Trustee was obtained were in the ordinary course of the Company’s business and were not prohibited hereby and that all proceeds therefrom were used by the Company or such Restricted Subsidiary as permitted herein.

Finally, the Trustee shall, at the written request of Iusacell Celular, deliver a certificate to the Collateral and Intercreditor Agent stating that the Obligations of Iusacell Celular under the Second Lien Notes Indenture have been satisfied in full, and instruct the Collateral and Intercreditor Agent to release the Lien securing the Obligations pursuant to the Second Lien

19

Notes Indenture and the Collateral Documents upon a satisfaction and discharge of the Second Lien Notes Indenture or a defeasance or covenant defeasance pursuant to the Second Lien Notes Indenture. In connection with such instruction, the Trustee shall request the Collateral and Intercreditor Agent to execute, deliver or acknowledge any necessary or proper instruments of termination, satisfaction or release to evidence the release of all such Liens.

(E)	Satisfaction and Discharge; Covenant Defeasance

Under the terms of the Second Lien Notes Indenture, Iusacell Celular may at its option by a resolution of the Board of Directors, at any time, upon the satisfaction of certain conditions described in the Second Lien Notes Indenture, elect to be discharged from its obligations with respect to outstanding Notes (“defeasance”). In general, upon a defeasance, Iusacell Celular shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes and to have satisfied all of its obligations under such Notes except for (1) the rights of Holders of such Notes to receive, solely from the trust fund established for such purposes, payments in respect of the principal of and interest on such Notes when such payments are due, (2) certain provisions relating to ownership, registration, cancellation and transfer of the Notes, (3) certain provisions relating to the mutilation, destruction, loss or theft of the Notes, (4) the covenant relating to the maintenance of an office or agency in the City of New York and (5) certain provisions relating to the rights, powers, trusts, duties and immunities of the Trustee.

In addition, Iusacell Celular may at its option by Board Resolution, at any time, upon the satisfaction of certain conditions described in the Second Lien Notes Indenture, elect to be released from certain covenants described in the Second Lien Notes Indenture (“covenant defeasance”). Following such covenant defeasance, the occurrence of a breach or violation of any such covenant will not be deemed to be a Default or an Event of Default under the Second Lien Notes Indenture.

The Second Lien Notes Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Second Lien Notes Indenture) as to all Notes when:

(a)	either:

(i) all the Notes that have been executed, authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has been deposited in trust or segregated and held in trust by Iusacell Celular and thereafter repaid to Iusacell Celular or discharged from such trust) have been delivered to the Trustee for cancellation; or

(ii) all Notes not previously cancelled have become due and payable, and Iusacell Celular has deposited with the Trustee Dollars or U.S. Government Obligations sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of and interest on the Notes to the date of deposit, together with irrevocable instructions from Iusacell Celular directing the Trustee to apply such funds to the payment;

(b)	Iusacell Celular or any Restricted Subsidiary has paid all other sums payable under the Second Lien Notes Indenture and the Notes by Iusacell Celular; and
(c)	Iusacell Celular has delivered to the Trustee an Officers’ Certificate stating that all conditions precedent under the Second Lien Notes Indenture relating to the

20

satisfaction and discharge of this Second Lien Notes Indenture have been complied with.

(F)	Evidence of Compliance with Covenants
(a)

Iusacell Celular shall deliver to the Trustee as soon as available, but in any event within 180 days after the end of each fiscal year of Iusacell Celular, an Officers’ Certificate stating whether, to the best of such Officers’ knowledge, anything came to his or her attention to cause him or her to believe that there existed on the date of such statements a Default or Event of Default, and if so, specifying the nature and period of existence thereof.

(b)

Within five days after the date on which any Senior Executive Officer of the Company becomes aware of a Default or Event of Default, the Company shall deliver to the Trustee written notice specifying such Default or Event of Default and what action the Company is taking or proposes to take.

(c)

Upon any request or application by the Company to the Trustee to take any action under the Second Lien Notes Indenture, the Company may be required to furnish to the Trustee an Officers’ Certificate and an Opinion of Counsel.

(d)	The Company is required to deliver all certificates and opinions under Section 314 of the TIA relating to collateral and releases thereof.
9.	Other obligors.

The Notes will be guaranteed by the following persons:

Name	Address
Comunicaciones Celulares de Occidente, S.A. de C.V.	Montes Urales No. 460, Piso 1 Colonia Lomas de Chapultepec Delegación Miguel Hidalgo, 11000 Mexico, D.F.
Grupo Portatel, S.A. de C.V.	Montes Urales No. 460, Piso 1 Colonia Lomas de Chapultepec Delegación Miguel Hidalgo, 11000 Mexico, D.F.
Inmobiliaria Montes Urales 460, S.A. de C.V.	Montes Urales No. 460, Piso 1 Colonia Lomas de Chapultepec Delegación Miguel Hidalgo, 11000 Mexico, D.F.
Iusacell, S.A. de C.V.	Montes Urales No. 460, Piso 1 Colonia Lomas de Chapultepec Delegación Miguel Hidalgo, 11000 Mexico, D.F.
Iusanet, S.A. de C.V.	Montes Urales No. 460, Piso 1 Colonia Lomas de Chapultepec Delegación Miguel Hidalgo, 11000 Mexico, D.F.

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Mexican Cellular Investments, Inc.	Montes Urales No. 460, Piso 1 Colonia Lomas de Chapultepec Delegación Miguel Hidalgo, 11000 Mexico, D.F.
Portatel del Sureste, S.A. de C.V.	Montes Urales No. 460, Piso 1 Colonia Lomas de Chapultepec Delegación Miguel Hidalgo, 11000 Mexico, D.F.
Sistecel, S.A. de C.V.	Montes Urales No. 460, Piso 1 Colonia Lomas de Chapultepec Delegación Miguel Hidalgo, 11000 Mexico, D.F.
Sistemas Telefónicos Portátiles Celulares, S.A. de C.V.	Montes Urales No. 460, Piso 1 Colonia Lomas de Chapultepec Delegación Miguel Hidalgo, 11000 Mexico, D.F.
SOS Telecomunicaciones, S.A. de C.V.	Montes Urales No. 460, Piso 1 Colonia Lomas de Chapultepec Delegación Miguel Hidalgo, 11000 Mexico, D.F.
Telecomunicaciones del Golfo, S.A. de C.V.	Montes Urales No. 460, Piso 1 Colonia Lomas de Chapultepec Delegación Miguel Hidalgo, 11000 Mexico, D.F.

Contents of application for qualification.

This application for qualification comprises:

(a)	Pages numbered one to twenty-seven, consecutively.
(b)	The statement of eligibility and qualification on Form T-1 of Law Debenture Trust Company of New York, as Trustee under each of the indentures to be qualified.

(c)	The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee:

(i)

Exhibit T3A-1. – The information required under Exhibit T3A for each Applicant (other than Mexican Cellular Investments, Inc.) is contained in the bylaws of such Applicant attached hereto as Exhibit T3B;

(ii)	Exhibit T3A-2. – Certificate of Incorporation for BellSouth Mexico, Inc. and Certificate of Name Change Amendment to Mexican Cellular Investments, Inc.;
(iii)	Exhibit T3B-1. – A translation of the bylaws of Iusacell Celular;
(iv)	Exhibit T3B-2. – A translation of the bylaws of SOS Telecomunicaciones, S.A. de C.V.;
(v)	Exhibit T3B-3. – A translation of the bylaws of Comunicaciones Celulares de Occidente, S.A. de C.V.;

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(vi)	Exhibit T3B-4. – A translation of the bylaws of Telecomunicaciones del Golfo, S.A. de C.V.;
(vii)	Exhibit T3B-5. – A translation of the bylaws of Sistemas Telefónicos Portátiles Celulares, S.A. de C.V.;
(viii)	Exhibit T3B-6. – A translation of the bylaws of Portatel del Sureste, S.A. de C.V.;
(ix)	Exhibit T3B-7. – A translation of the bylaws of Grupo Portatel, S.A. de C.V.;
(x)	Exhibit T3B-8. – A translation of the bylaws of Iusacell, S.A. de C.V.;
(xi)	Exhibit T3B-9. – A translation of the bylaws of Iusanet, S.A. de C.V.;
(xii)	Exhibit T3B-10. – A translation of the bylaws of Inmobiliaria Montes Urales 460, S.A. de C.V.;
(xiii)	Exhibit T3B-11. – A translation of the bylaws of Sistecel, S.A. de C.V.;
(xiv)	Exhibit T3B-12. – Bylaws of Mexican Cellular Investments, Inc.;
(xv)	Exhibit T3C-1. – A copy of the form of First Lien Notes Indenture;
(xvi)	Exhibit T3C-2. – A copy of the form of Second Lien Notes Indenture;
(xvii)	Exhibit T3D. – The Mexican Court’s resolution approving the terms and conditions described in item 2;[3]
(xviii)	Exhibit T3E. – Not applicable;[4] and
(xix)

Exhibit T3F. – Cross reference sheet showing the location in each of the First Lien Notes Indenture and Second Lien Notes Indenture of the provisions therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C-1 and Exhibit T3C-2, respectively).

_________________________

3             To be provided by amendment to Form T-3 once the Mexican Court issues the resolution approving the Plan of Reorganization.
4             To be provided by amendment to Form T-3.

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SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants, Grupo Iusacell Celular, S.A. de C.V., a sociedad anónima de capital variable (corporation) organized and existing under the laws of Mexico, SOS Telecomunicaciones, S.A. de C.V., a sociedad anónima de capital variable (corporation) organized and existing under the laws of Mexico, Comunicaciones Celulares de Occidente, S.A. de C.V., a sociedad anónima de capital variable (corporation) organized and existing under the laws of Mexico, Telecomunicaciones del Golfo, S.A. de C.V., a sociedad anónima de capital variable (corporation) organized and existing under the laws of Mexico, Sistemas Telefónicos Portátiles Celulares, S.A. de C.V., a sociedad anónima de capital variable (corporation) organized and existing under the laws of Mexico, Portatel del Sureste, S.A. de C.V., a sociedad anónima de capital variable (corporation) organized and existing under the laws of Mexico, Grupo Portatel, S.A. de C.V., a sociedad anónima de capital variable (corporation) organized and existing under the laws of Mexico, Iusacell, S.A. de C.V., a sociedad anónima de capital variable (corporation) organized and existing under the laws of Mexico, Iusanet, S.A. de C.V., a sociedad anónima de capital variable (corporation) organized and existing under the laws of Mexico, Inmobiliaria Montes Urales 460, S.A. de C.V., a sociedad anónima de capital variable (corporation) organized and existing under the laws of Mexico, Sistecel, S.A. de C.V., a sociedad anónima de capital variable (corporation) organized and existing under the laws of Mexico, and Mexican Cellular Investments, Inc., a corporation organized and existing under the laws of the state of Georgia, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, all in Mexico City, Mexico, on the 5th day of February, 2007.

Grupo Iusacell Celular, S.A. de C.V. By: /s/ Jose Luis Riera Kinkel Jose Luis Riera Kinkel Chief Financial Officer By: /s/ Fernando José Cabrera García Fernando José Cabrera García General Counsel

SOS Telecomunicaciones, S.A. de C.V.

By: /s/ Fernando José Cabrera García

Fernando José Cabrera García

Attorney-in-fact

By: /s/ Jorge Carlos Narváez Mazzini

Jorge Carlos Narváez Mazzini

Attorney-in-fact

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Comunicaciones Celulares de Occidente, S.A. de C.V.

By: /s/ Fernando José Cabrera García

Fernando José Cabrera García

Attorney-in-fact

By: /s/ Jorge Carlos Narváez Mazzini

Jorge Carlos Narváez Mazzini

Attorney-in-fact

Telecomunicaciones del Golfo, S.A. de C.V.

By: /s/ Fernando José Cabrera García

Fernando José Cabrera García

Attorney-in-fact

By: /s/ Jorge Carlos Narváez Mazzini

Jorge Carlos Narváez Mazzini

Attorney-in-fact

Sistemas Telefónicos Portátiles Celulares, S.A. de C.V.

By: /s/ Fernando José Cabrera García

Fernando José Cabrera García

Attorney-in-fact

By: /s/ Jorge Carlos Narváez Mazzini

Jorge Carlos Narváez Mazzini

Attorney-in-fact

Portatel del Sureste, S.A. de C.V. By: /s/ Fernando José Cabrera García Fernando José Cabrera García Attorney-in-fact By: /s/ Jorge Carlos Narváez Mazzini Jorge Carlos Narváez Mazzini Attorney-in-fact

25

Grupo Portatel, S.A. de C.V. By: /s/ Fernando José Cabrera García Fernando José Cabrera García Attorney-in-fact By: /s/ Jorge Carlos Narváez Mazzini Jorge Carlos Narváez Mazzini Attorney-in-fact

Iusacell, S.A. de C.V. By: /s/ Fernando José Cabrera García Fernando José Cabrera García Attorney-in-fact By: /s/ Jorge Carlos Narváez Mazzini Jorge Carlos Narváez Mazzini Attorney-in-fact

Iusanet, S.A. de C.V. By: /s/ Fernando José Cabrera García Fernando José Cabrera García Attorney-in-fact By: /s/ Jorge Carlos Narváez Mazzini Jorge Carlos Narváez Mazzini Attorney-in-fact

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Inmobiliaria Montes Urales 460, S.A. de C.V.

By: /s/ Fernando José Cabrera García

Fernando José Cabrera García

Attorney-in-fact

By: /s/ Jorge Carlos Narváez Mazzini

Jorge Carlos Narváez Mazzini

Attorney-in-fact

Sistecel, S.A. de C.V. By: /s/ Fernando José Cabrera García Fernando José Cabrera García Attorney-in-fact By: /s/ Jorge Carlos Narváez Mazzini Jorge Carlos Narváez Mazzini Attorney-in-fact

Mexican Cellular Investments, Inc. By: /s/ Fernando José Cabrera García Fernando José Cabrera García Attorney-in-fact

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